VIA EDGAR

December 12, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re: Sientra, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-268679

Dear Ms. Park,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Sientra, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 14, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, DLA Piper LLP (US) by calling Patrick O’Malley at (619) 933-4467.

If you have any questions regarding this request, please contact Patrick O’Malley of DLA Piper LLP (US) at (619) 933-4467.

Sincerely,

SIENTRA, INC.

/s/ Oliver Bennett
Oliver Bennett
General Counsel

cc:	Patrick O’Malley, DLA Piper LLP (US)